Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

PI-88 Phase III Update

Brisbane, Australia, 27 September 2012. Progen Pharmaceuticals Limited (ASX: PGL; OTC: PGLA) is pleased to announce that its licensee, Medigen Biotechnology Corp. (“MBC”) has enrolled its first patient through a clinical trial site in China under its Phase III PATRON trial of PI-88. As at the date of this announcement, there are 23 active PATRON sites, comprising 9 sites in Taiwan, 11 sites in South Korea, and 3 sites in China.  More than 100 patients have enrolled in Taiwan, and more than 50 patients have enrolled in South Korea. It is planned to enrol up to a total of 500 patients for the PATRON trial.

Further, MBC has announced that it has received a letter from the Taiwan Food and Drug Administration (“TFDA”) stating that PI-88 has successfully qualified under the Cross-Strait Pharmaceuticals R&D Scheme. The Cross-Strait Pharmaceuticals R&D Scheme is a joint initiative between the TFDA and the Chinese State Food and Drug Administration, whereby Taiwan and China simultaneously examine Investigative New Drug applications and New Drug Applications and mutually recognise data from clinical trials conducted in either country. The scheme both reduces repetition of clinical trials and advances PI-88’s potential use in the Chinese market.

The PATRON trial is designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of HCC after surgical resection and is a randomised, placebo-controlled, multinational trial. Disease-free survival is employed as the primary endpoint for efficacy assessment.

Progen is entitled to milestone payments based upon the achievement of various stages of clinical development and royalties on sales following marketing approval. To date, Medigen has achieved two milestones and have made payments totalling US$1 million (before tax) to Progen. Progen is also contracted to supply the clinical trial material to MBC through its contract manufacturing subsidiary, PharmaSynth Pty Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Paul Dixon	Blair Lucas
Company Secretary	Company Secretary
+61 422 111 752	+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.